December 9, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Katherine Bagley

Re:	SG Blocks, Inc.

Registration Statement on Form S-1 (as amended)

File No: 333-235295

Dear Ms. Bagley:

As the underwriter of the proposed offering of SG Blocks, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Tuesday, December 10, 2019, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
Name: Eric Lord Title: Head of Investment Banking